News Release
B2Gold Secures Upsized US$500 Million Revolving Credit Facility

Vancouver, July 18, 2017 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce it has secured an upsized $500 million Revolving Credit Facility (the “upsized RCF”). All dollar figures are in United States dollars unless otherwise indicated.

On July 7, 2017, the Company entered into an amended and restated credit agreement with a syndicate of international banks for an upsized RCF for an aggregate amount of $500 million, representing a $75 million increase from the principal amount of $425 million under its existing revolving credit facility. The upsized RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date. HSBC, as Sole Lead Arranger and Sole Book Runner, will continue to act as the Administrative Agent. The syndicate includes The Bank of Nova Scotia, Société Générale, ING Bank N.V. and Canadian Imperial Bank of Commerce as lenders.

The upsized RCF will bear interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.50% and 0.925% . The term of the upsized RCF is four years, maturing on July 7, 2021. If the principal indebtedness outstanding under the Company’s existing 3.25% Convertible Senior Subordinated Notes (the “Subordinated Notes”) maturing on October 1, 2018, is greater than $100 million on December 29, 2017, then the sliding scale interest will increase to a sliding scale range of between LIBOR plus 2.50% to 4.00% . The upsized RCF will also be subject to customary lending covenants for a corporate facility.

Proceeds from the loan will be used for general corporate purposes and may be utilized to prepay or repay the Subordinated Notes and financing acquisitions.

The Company also believes that coupled with operating cash flows from the Company’s existing mine operations, the upsized RCF ensures that the Company remains fully funded to maintain its operations, including funding for the construction of the Fekola Project (completion anticipated on October 1, 2017).

Along with the additional $75 million capacity under the upsized RCF, the $100 million accordion feature is expected to provide the Company with additional flexibility to access additional funding in the future for other corporate activities without the carrying cost of paying undrawn commitment fees.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, the Company has four operating mines, one mine under construction and numerous exploration projects in various countries, including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Finland. Construction of the Company’s Fekola Mine in southwest Mali is approximately three months ahead of schedule and on budget, and is projected to commence production on October 1, 2017. As a result, the Company is well positioned to maintain its low-cost structure and growth profile.

Based on current assumptions and updates to B2Gold’s current year guidance and long-term mine plans, the Company is projecting consolidated gold production in 2017 of between 545,000 and 595,000 ounces (including estimated pre-commercial production from the Fekola Mine of between 45,000 and 55,000 ounces); and in 2018 significantly increasing to between 900,000 and 950,000 ounces, with the inclusion of the anticipated first full-year of commercial production at the Fekola Mine.

ON BEHALF OF B2GOLD CORP.
“Mike Cinnamond”
Senior Vice President, Finance and CFO

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

Each of the Toronto Stock Exchange and the NYSE MKT LLC neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including the anticipated final closing of the RCF, the availability of the accordion feature and potential increase in available funds under the RCF, interest and fees borne on the RCF, the anticipated use of proceeds from the loan, the anticipated operating cash flows from the Company’s existing mine operations, the Company’s sufficiency of funding to maintain operations and fund construction of the Fekola Project, the anticipated timing of completion of the Fekola Project’s construction, the RCF’s ability to provide additional funding flexibility and the Company’s ability to avoid incurring undrawn commitment fees. All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the ability of the Company to satisfy the conditions for final closing of the RCF and to receive funding under it and to obtain additional funds under the accordion feature of the RCF; whether the Company’s 3.25% Convertible Senior Subordinated Notes will remain outstanding on the maturity date of the convertible notes and not been extended; the Company’s consolidated net leverage ratio; fluctuations in interest rates, including LIBOR; the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labor; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; the final outcome of the audit by the DENR in relation to our Masbate Gold Project; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.